SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF AUGUST 2003


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X   Form 40-F
                                      ---            ---
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No  X
                                      ---    ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                       (Registrant)




Date: September 2nd, 2003                     By: /s/ Norman Kotler
                                                  --------------------------
                                                  Norman Kotler
                                                  General Counsel and
                                                  Corporate Secretary

[Graphic Omitted]


                   SAPIENS INTERNATIONAL ANNOUNCES Q2 RESULTS

               MARGINAL OPERATIONAL LOSS ($0.2M) FOR THE QUARTER.
                  IMPROVED RESULTS OVER FIRST QUARTER OF 2003.

Research Triangle Park, N.C.--August 5, 2003 --Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the second quarter and six-months ended June 30, 2003.

The Company reported overall improvement compared to the first quarter of 2003. Revenues increased 10.7% from $12.1 million to $13.4 million, gross profit increased 27.7% from $4.7 million to $6.0 million and the gross profit margin improved 15.5% from 38.8% to 44.8%. At the same time, the Company's operating loss declined 90.9% from $2.2 million to $0.2 million and the net loss dropped 80% from $2.0 million to $0.4.

Revenues in the second quarter of 2003 were $13.4 million and $16.3 million in the same period in 2002. Gross profit was $6.0 million versus $7.6 million in the same period last year. The gross profit margin was 44.8% while in the second quarter of 2002 it was 46.6%. The Company reported an operating loss of $0.2 million compared with an operating profit of $0.6 million in the same period last year. The net loss for the quarter was $0.4 million compared with a net profit of $0.1 million in the second quarter of 2002.

Revenues for the six months ended June 30, 2003 were $25.4 million compared with $32.4 million in the same period last year. Gross profit was $10.6 million while in the comparable period last year it was $14.5 million. The gross profit margin was 41.7% for the first six months of 2003 versus 44.8% in the same period in 2002. The operating loss for the first six months of 2003 was $2.4 million compared with operating income of $1.0 million in the first six months of 2002. The net loss for the period was $2.4 million compared with a net income of $0.3 million in the first six months of 2002.

Commenting on the results, Mr. Itzick Sharir, President and Chief Executive Officer, said: "We are committed to continue our efforts to return to profitability. We expect the third and fourth quarters to reflect continued improvement in results.

"I am excited by the very positive market feedback and increased interest in our new offering to the Insurance Industry - Sapiens INSIGHT(TM) Solutions suite. We are intensifying our sales and marketing efforts while gaining thought-leadership position, primarily in the US, UK, and Israel. Our value offering of working, cost saving and effective solutions that are demonstrating their value to customers day by day, makes Sapiens a supplier of choice in the Insurance Domain."


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                                                                          PAGE 2



--------------------------------------------------------------------------------
Q2 2003 CONFERENCE CALL:
--------------------------------------------------------------------------------
Sapiens International will hold a CONFERENCE CALL to discuss the results on TUESDAY, AUGUST 5TH, 2003, AT 09:00AM (EST)

To participate, please call:
From the US and Canada: 1-866-485 2399
From the UK: 0-800-917 4613
International callers: + 972-3-9180610
10 minutes prior to start time

--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------
Yuval Hadari                             Itzick Sharir
Chief Financial Officer                  Chief Executive Officer
Sapiens International                    Sapiens International
Tel: +1-877-554-2426                     Tel: +44-1895-464 265
     +972-8-938-2721

E-mail: yuval.h@sapiens.com              E-mail: itzick.s@sapiens.com

---------------------------------------- --------------------------------------

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                        For the three months ended              For the six months ended
                                                    ----------------------------------    -----------------------------------
                                                       6/30/2003          6/30/2002          6/30/2003          6/30/2002
                                                    ---------------    ---------------    ---------------   -----------------
                                                      (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)
REVENUES
Products                                             $      8,321        $   10,622        $    14,645        $   20,793
Consulting and other services                               5,060             5,694        $    10,792            11,559
                                                    ---------------    ---------------    ---------------   -----------------
Total revenues                                             13,381            16,316             25,437            32,352
                                                    ---------------    ---------------    ---------------   -----------------

COST OF REVENUES
Products                                                    4,651             5,325              8,502            10,459
Consulting and other services                               2,749             3,374              6,299             7,363
                                                    ---------------    ---------------    ---------------   -----------------
Total cost of revenues                                      7,400             8,699             14,801            17,822
                                                    ---------------    ---------------    ---------------   -----------------

GROSS PROFIT                                                5,981             7,617             10,636            14,530

EXPENSES
Research and development, net                               1,020             1,473              2,421             2,795
Selling, marketing, general and administrative              5,160             5,509             10,567            10,734
                                                    ---------------    ---------------    ---------------   -----------------

OPERATING INCOME/(LOSS)                                      (199)              635             (2,352)            1,001

Financial expenses, net                                      (140)             (191)              (310)             (354)
Other income/(expenses), net (a)                              (48)             (320)               288              (360)
                                                    ---------------    ---------------    ---------------   -----------------

NET INCOME/(LOSS)                                    $       (387)       $      124         $   (2,374)      $       287
                                                    ===============    ===============    ===============   =================

Basic earnings/(loss) per share                      $      (0.04)       $     0.02         $    (0.22)      $      0.04
                                                    ===============    ===============    ===============   =================
Diluted earnings/(loss) per share (b)                $      (0.04)       $     0.01         $    (0.22)      $      0.03
                                                    ===============    ===============    ===============   =================

Weighted average shares used to compute:
Basic earnings/(loss) per share                            10,693             7,266             10,692             7,249
Diluted earnings/(loss) per share (b)                      10,693             9,427             10,692             9,241

Notes   a: Includes taxes and minority interest
        b: Due to the net loss in 2003 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                               6/30/2003          12/31/2002
                                                           ------------------    ------------
                                                              (Unaudited)         (Audited)
ASSETS

           Cash                                             $       20,262        $  22,001
           Short-term investments                                    4,330            1,652
                                                           ------------------    ------------
                                                                    24,592           23,653
           Trade receivables                                         8,739           10,405
           Other current assets                                      7,184            5,842
                                                           ------------------    ------------
           TOTAL CURRENT ASSETS                                     40,515           39,900
                                                           ------------------    ------------


           Property and equipment, net                               3,318            3,426
           Other assets                                             22,600           21,826

                                                           ------------------    ------------
TOTAL ASSETS                                                $       66,433        $  65,152
                                                           ==================    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

           Short-term loans and current maturities
              of long-term debt                             $       13,105        $   9,483
           Trade payables                                            2,943            2,578
           Other liabilities and accrued expenses                   13,404           14,541
           Deferred revenue                                          3,870            3,683
                                                           ------------------    ------------
           TOTAL CURRENT LIABILITIES                                33,322           30,285
                                                           ------------------    ------------

           Long-term debt and other liabilities                      7,715            7,787
           Redeemable shares in a subsidiary                        11,342           11,185
           Shareholders' equity                                     14,054           15,895

                                                           ------------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $       66,433        $  65,152
                                                           ==================    ============


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